UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Notice

1. Subject	Notice of live webcast of the annual general meeting of the shareholders (the “AGM”) of SK Telecom Co., Ltd. (the “Company”)

2. Details

In order to minimize the risks of the COVID-19 pandemic and expand the communication channels with its shareholders, the Company plans to allow shareholders to view the AGM online or on their mobile devices in lieu of attending in person.

1)  Webcast date / time: March 25, 2022, 10:00 am (Seoul time)

2)  Website (same for mobile): https://www.sktelecom.com/en/view/investor/meeting.do

3)  Eligible participants: The Company’s shareholders as of December 31, 2021, who have pre-registered and have been approved by the Company

4)  Pre-registration period and process:

-   Period: March 15, 2022, 9:00 am (Seoul time) - March 24, 2022, 5:00 pm (Seoul time)

-   Process: Complete and submit the application form on https://www.sktelecom.com/en/view/investor/meeting.do

3. Date of decision	March 15, 2022

4. Other important matters relating to an investment decision

•  Under applicable law, eligible shareholders who pre-register and stream the live webcast of the AGM are not considered to be in attendance and, therefore, are not able to exercise their voting rights at the AGM. Shareholders who plan to stream the live webcast of the AGM are advised to exercise their voting rights pre-meeting via electronic voting.

•  The live webcast of the AGM may be suspended or cancelled without separate advance notice in case of challenging circumstances (e.g., an emergency change in the venue due to COVID-19). In addition, and the webcast connection may be interrupted or unstable if there are too many simultaneous viewers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 15, 2022